Exhibit 2.7

Note to Reader: This Management’s Discussion and Analysis for the three months ended March 31, 2023 is being refiled to correct errors in the last two rows of the table on page 15 related to Altera’s supplemental financial information. Specifically, the “Net cash flows from operating activities” and the “Free cash flow available to shareholders” have been updated.

CONSTELLATION SOFTWARE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2023, which we prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain information included herein is forward-looking and based upon assumptions and anticipated results that are subject to uncertainties. Should one or more of these uncertainties materialize or should the underlying assumptions prove incorrect, actual results may vary significantly from those expected. See “Forward-Looking Statements” and “Risks and Uncertainties”.

Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars. All references to “$” are to U.S. dollars and all references to “C$” are to Canadian dollars. Due to rounding, certain totals and subtotals may not foot and certain percentages may not reconcile.

Additional information about Constellation Software Inc. (the “Company” or “Constellation”), including our most recently filed Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

Forward Looking Statements

Certain statements in this report may contain “forward looking” statements that involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Words such as “may”, “will”, “expect”, “believe”, “plan”, “intend”, “should”, “anticipate” and other similar terminology are intended to identify forward looking statements. These statements reflect current assumptions and expectations regarding future events and operating performance as of the date of this MD&A May 15, 2023. Forward looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to vary significantly from the results discussed in the forward looking statements, including, but not limited to, the factors discussed under “Risks and Uncertainties”. Although the forward looking statements contained in this MD&A are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this MD&A and the Company assumes no obligation, except as required by law, to update any forward looking statements to reflect new events or circumstances. This report should be viewed in conjunction with the Company’s other publicly available filings, copies of which can be obtained electronically on SEDAR at www.sedar.com.

Non-IFRS Measures

This MD&A includes certain measures which have not been prepared in accordance with IFRS such as Free cash flow available to shareholders.

Free cash flow available to shareholders ‘‘FCFA2S’’ refers to net cash flows from operating activities less interest paid on lease obligations, interest paid on other facilities, credit facility transaction costs, repayments of lease obligations, the IRGA / TSS membership liability revaluation charge, and property and equipment purchased, and includes interest and dividends received. The portion of this amount applicable to non-controlling interests is then deducted. We believe that FCFA2S is useful supplemental information as it provides an indication of the uncommitted cash flow that is available to shareholders if we do not make any acquisitions, or investments, and do not repay any debts. While we could use the FCFA2S to pay dividends or repurchase shares, our objective is to invest all of our FCFA2S in acquisitions which meet our hurdle rate.

FCFA2S is not a recognized measure under IFRS and may not be comparable to similar financial measures disclosed by other issuers. Accordingly, readers are cautioned that FCFA2S should not be construed as an alternative to net cash flows from operating activities. See ‘‘Results of Operations —Free cash flow available to shareholders” for a reconciliation of FCFA2S to net cash flows from operating activities.

Corporate Reorganization

On February 22 and 23, 2023 (as part of a series of transactions relating to the acquisition of WideOrbit Inc. (“WideOrbit”)), the Company’s subsidiary, Lumine Group Inc. (“Lumine”), completed a corporate reorganization. After the reorganization was completed, the Company now owns 1 super voting share, 6 subordinate voting shares and 63,582,712 preferred shares of Lumine. Furthermore, the Company distributed 63,582,706 of the subordinate voting shares of Lumine to its common shareholders pursuant to a dividend-in-kind on February 23, 2023. The steps performed in conjunction with the reorganization consisted of the following:

•

The Company exchanged its existing common shares and preferred shares in Lumine Group (Holdings) Inc. (“Lumine Group Holdings”) for 63,582,712 subordinate voting shares (“Lumine Subordinate Voting Shares”) and 55,233,745 preferred shares (“Lumine Preferred Shares”) on February 22, 2023.

•	Lumine and Lumine Group Holdings amalgamated on February 22, 2023.

•	The Company subscribed for 8,348,967 Lumine Preferred Shares on February 22, 2023. The Lumine Preferred Shares are convertible into Lumine Subordinate Voting Shares at a rate of 1:2.43.

•

Lumine had 63,582,712 Lumine Subordinate Voting shares outstanding on February 22, 2023. The Company distributed 63,582,706 of the Lumine Subordinate Voting Shares to its common shareholders pursuant to a dividend-in-kind on February 23, 2023 and continues to hold 6 Lumine Subordinate Voting Shares.

The Company holds 1 super voting share of Lumine (the “Lumine Super Voting Share”). The Lumine Super Voting Share entitles CSI to that number of votes that equals 50.1% of the aggregate number of votes attached to all the outstanding Lumine Super Voting Shares, Lumine Subordinate Voting Shares and special shares of Lumine (the “Lumine Special Shares”). As a result, the Company controls Lumine and has consolidated Lumine’s financial position and results of operations. The Company reflects a non-controlling interest held by other parties in Lumine of 100% as of March 31, 2023 (December 31, 2022 – 0%).

Overview

We acquire, manage and build vertical market software (“VMS”) businesses. Generally, these businesses provide mission critical software solutions that address the specific needs of our customers in particular markets. Our focus on acquiring businesses with growth potential, managing them well and then building them, has allowed us to generate significant cash flows and revenue growth during the past several years.

Our revenue consists primarily of software license fees, maintenance and other recurring fees, professional service fees and hardware sales. Software license revenue is comprised of non-recurring license fees charged for the use of software products licensed under multiple-year or perpetual arrangements. Maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery and also includes recurring fees derived from combined software/support contracts, transaction revenues, managed services associated with CSI software that has been sold to the customer, and hosted software-as-a-service products. Professional service revenue consists of fees charged for implementation services, custom programming, product training, certain managed services, and consulting. Hardware and other revenue includes the resale of third party hardware as part of customized solutions, as well as sales of hardware assembled internally and the reimbursement of travel costs. Our customers typically purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity of each vary by customer and by product.

Expenses consist primarily of staff costs, the cost of hardware, third party licenses, maintenance and professional services to fulfill our customer arrangements, travel and occupancy costs, depreciation, and other general operating expenses.

Results of Operations

(In millions of dollars, except percentages and per share amounts)

Unaudited

	Three months ended March 31,		Period-Over- Period Change
	2023	2022	$	%
Revenue	1,919	1,431	488	34%
Expenses	1,502	1,090	412	38%
Amortization of intangible assets	193	146	47	32%
Foreign exchange (gain) loss	10	0	10	NM
IRGA / TSS membership liability revaluation charge	39	27	11	42%
Finance and other expense (income)	(7)	(2)	(5)	217%
Bargain purchase gain	(1)	(1)	(0)	27%
Impairment of intangible and other non-financial assets	2	1	1	67%
Redeemable preferred securities expense (income)	188	—	188	NM
Finance costs	36	19	17	91%

Income before income taxes	(43)	151	(194)	NM
Income tax expense (recovery)
Current income tax expense (recovery)	103	99	4	4%
Deferred income tax expense (recovery)	(62)	(58)	(4)	7%

Income tax expense (recovery)	40	40	0	0%
Net income (loss) attributable to:
Common shareholders of CSI	94	98	(4)	-4%
Non-controlling interests	(177)	13	(190)	NM

Net income (loss)	(83)	111	(194)	NM
Net cash flows from operating activities	632	498	134	27%
Free cash flow available to shareholders	453	324	129	40%
Weighted average number of shares outstanding
Basic and diluted	21.2	21.2
Net income (loss) per share
Basic and diluted	$4.44	$4.63	$(0.19)	-4%
Net cash flows from operating activities per share
Basic and diluted	$29.85	$23.51	$6.34	27%
Free cash flow available to shareholders per share
Basic and diluted	$21.37	$15.27	$6.10	40%
Cash dividends declared per share
Basic and diluted	$1.00	$1.00	$—	0%

NM - Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Comparison of the first quarter ended March 31, 2023 and 2022

Revenue:

Total revenue for the quarter ended March 31, 2023 was $1,919 million, an increase of 34%, or $488 million, compared to $1,431 million for the comparable period in 2022. The increase is primarily attributable to growth from acquisitions as the Company experienced organic growth of 2% in the quarter, 5% after adjusting for the impact of changes in the valuation of the US dollar against most major currencies in which the Company transacts business. For acquired companies, organic growth is calculated as the difference between actual revenues achieved by each company in the financial period following acquisition compared to the estimated revenues they achieved in the corresponding financial period preceding the date of acquisition by Constellation. Organic growth is not a standardized financial measure and might not be comparable to measures disclosed by other issuers.

The following table displays the breakdown of our revenue according to revenue type:

	Three months ended March 31,		Period-Over- Period Change		Q122 Proforma Adj. (Note 1)	Organic Growth
	2023	2022	$	%	$	%

	($ in millions, except percentages)
Licenses	81	69	12	17%	21	-9%
Professional services	411	270	141	52%	141	0%
Hardware and other	57	47	10	22%	11	-1%
Maintenance and other recurring	1,369	1,045	324	31%	275	4%
	1,919	1,431	488	34%	448	2%

$M - Millions of dollars

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Note 1: Estimated pre-acquisition revenues for the three months ended March 31, 2022 from companies acquired after December 31, 2021. (Obtained from unaudited vendor financial information.)

For comparative purposes the table below shows the quarterly organic growth as compared to the same period in the prior year by revenue type since Q1 2021. Note that the estimated revenues achieved by acquired companies in the corresponding financial period preceding the date of acquisition by Constellation may be updated in the quarter following the quarter they were acquired resulting in slight variances to previously reported figures.

	Quarter Ended
	Mar. 31 2021	Jun. 30 2021	Sep. 30 2021	Dec. 31 2021	Mar. 31 2022	Jun. 30 2022	Sep. 30 2022	Dec. 31 2022	Mar. 31 2023
Licenses	-4%	18%	3%	4%	-13%	-21%	-16%	-7%	-9%
Professional services	6%	17%	8%	6%	-5%	-8%	-7%	-9%	0%
Hardware and other	-12%	15%	-12%	-12%	-5%	-8%	-7%	36%	-1%
Maintenance and other recurring	7%	12%	8%	5%	4%	1%	-1%	1%	4%

Revenue	6%	14%	7%	4%	1%	-2%	-3%	-1%	2%

The following table shows the same information adjusting for the impact of foreign exchange movements.

	Quarter Ended
	Mar. 31 2021	Jun. 30 2021	Sep. 30 2021	Dec. 31 2021	Mar. 31 2022	Jun. 30 2022	Sep. 30 2022	Dec. 31 2022	Mar. 31 2023
Licenses	-8%	12%	2%	5%	-11%	-17%	-11%	-3%	-7%
Professional services	1%	10%	6%	7%	-2%	-3%	-2%	-5%	3%
Hardware and other	-16%	9%	-13%	-11%	-3%	-4%	1%	44%	2%
Maintenance and other recurring	3%	7%	6%	6%	7%	6%	5%	6%	6%

Revenue	1%	8%	5%	5%	4%	2%	2%	4%	5%

Expenses:

The following table displays the breakdown of our expenses:

	Three months ended March 31,		Period-Over- Period Change
	2023	2022	$	%

	($ in millions, except percentages)
Expenses
Staff	1,068	783	285	36%
Hardware	35	27	8	31%
Third party license, maintenance and professional services	185	122	63	52%
Occupancy	13	11	3	23%
Travel, Telecommunications, Supplies & Software and equipment	89	56	33	58%
Professional fees	36	24	11	46%
Other, net	38	35	2	7%
Depreciation	39	32	7	21%

	1,502	1,090	412	38%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Overall expenses for the quarter ended March 31, 2023 increased 38%, or $412 million to $1,502 million, compared to $1,090 million during the same period in 2022. As a percentage of total revenue, expenses equalled 78% for the quarter ended March 31, 2023 and 76% for the same period in 2022. The change in valuation of the US dollar against most major currencies in which the Company transacts business resulted in an approximate 3% decrease in expenses for the three months ended March 31, 2023 compared to the first quarter of 2022.

Staff expense – Staff expenses increased 36% or $285 million for the quarter ended March 31, 2023 over the same period in 2022. Staff expense can be broken down into five key operating departments: Professional Services, Maintenance, Research and Development, Sales and Marketing, and General and Administrative. Included within staff expenses for each of the above five departments are personnel and related costs associated with providing the necessary services. The table below compares the period over period variances.

	Three months ended March 31,		Period-Over- Period Change
	2023	2022	$	%

	($ in millions, except percentages)
Professional services	254	165	90	54%
Maintenance	202	154	48	31%
Research and development	285	214	71	33%
Sales and marketing	133	106	27	26%
General and administrative	193	144	49	34%

	1,068	783	285	36%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

The increase in staff expenses for the quarter ended March 31, 2023 was primarily due to the growth in the number of employees compared to the same period in 2022 primarily due to acquisitions. Staff expenses in the first quarter of every year are typically higher as a percentage of revenue as compared to other quarters, largely attributable to increased payroll tax costs associated with our annual bonus payments that are made in the month of March.

Hardware expenses – Hardware expenses increased 31% or $8 million for the quarter ended March 31, 2023 over the same period in 2022, as compared to the 22% increase in hardware and other revenue for the same periods. Hardware margin for the three months ended March 31, 2023 was 39% as compared to 43% for the same period in 2022.

Third party license, maintenance and professional services expenses – Third party license, maintenance and professional services expenses increased 52% or $63 million for the quarter ended March 31, 2023 over the same period in 2022. The increase is primarily due to third party license, maintenance and professional services expenses of acquired businesses.

Occupancy expenses – Occupancy expenses increased 23% or $3 million for the quarter ended March 31, 2023 over the same period in 2022. This increase is primarily due to the occupancy expenses of acquired businesses.

Travel, Telecommunications, Supplies & Software and equipment expenses – Travel, Telecommunications, Supplies & Software and equipment expenses increased 58% or $33 million for the quarter ended March 31, 2023 over the same period in 2022. The increase in these expenses is primarily due to expenses incurred by acquired businesses. In addition, employee travel during the three months ended March 31, 2022 was reduced due to restrictions imposed as a result of COVID-19.

Professional fees – Professional fees increased 46% or $11 million for the quarter ended March 31, 2023 over the same period in 2022. Approximately $6 million was incurred during the quarter ended March 31, 2023 relating to the Lumine group corporate reorganization and acquisition of WideOrbit. There are no other individually material reasons contributing to this variance.

Other, net – Other expenses increased 7% or $2 million for the quarter ended March 31, 2023 over the same period in 2022. The following table provides a further breakdown of expenses within this category.

	Three months ended March 31,		Period-Over-Period Change
	2023	2022	$	%

	($ in millions, except percentages)
Advertising and promotion	25	19	6	29%
Recruitment and training	10	7	3	38%
Bad debt expense	4	2	2	83%
R&D tax credits	(8)	(7)	(1)	8%
Contingent consideration	0	10	(9)	-96%
Government assistance	(0)	(1)	1	-85%
Other expense, net	7	5	2	30%

	38	35	2	7%

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

The contingent consideration expense amounts recorded for the three months ended March 31, 2022 related to an increase (decrease) in anticipated acquisition earnout payment accruals primarily as a result of increases (decreases) to revenue forecasts for the associated acquisitions. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

There are no individually material reasons contributing to the remaining variances.

Depreciation – Depreciation of property and equipment and right of use assets increased 21% or $7 million for the quarter ended March 31, 2023 over the same period in 2022. The increase is primarily due to the depreciation expense associated with acquired businesses.

Other Income and Expenses:

The following table displays the breakdown of our other income and expenses:

	Three months ended March 31,		Period-Over- Period Change
	2023	2022	$	%

	($ in millions, except percentages)
Amortization of intangible assets	193	146	47	32%
Foreign exchange (gain) loss	10	0	10	NM
IRGA / TSS membership liability revaluation charge	39	27	11	42%
Finance and other expense (income)	(7)	(2)	(5)	217%
Bargain purchase gain	(1)	(1)	(0)	27%
Impairment of intangible and other non-financial assets	2	1	1	67%
Redeemable preferred securities expense (income)	188	—	188	NM
Finance costs	36	19	17	91%
Income tax expense (recovery)	40	40	0	0%

	500	230	270	117%

NM - Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

Amortization of intangible assets – Amortization of intangible assets increased 32% or $47 million for the quarter ended March 31, 2023 over the same period in 2022. The increase in amortization expense is primarily attributable to an increase in the carrying amount of our intangible asset balance over the twelve-month period ended March 31, 2023 as a result of acquisitions completed during this twelve-month period.

Foreign exchange – Most of our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. For the quarter ended March 31, 2023, we realized a foreign exchange loss of $10 million compared to nil for the same period in 2022. The following table provides a breakdown of these amounts.

	Three months ended March 31,		Period-Over-Period Change
	2023	2022	$	%

	($ in millions, except percentages)
Unrealized foreign exchange (gain) loss related to:
- revaluation of intercompany loans between entities with differing functional currencies (1)	3	(2)	4	NM
- revaulation of the Company’s unsecured subordinated floating rate debentures as a result of the appreciation (depreciation) of the Canadian dollar against the US dollar.	0	3	(3)	-92%
- revaluation of the liability associated with the IRGA (Euro denominated liability)	8	(8)	16	NM
Remaining foreign exchange (gain) loss	(1)	6	(7)	NM

	10	0	10	NM

NM - Not meaningful

Due to rounding, certain totals may not foot and certain percentages may not reconcile.

(1)	Offsetting amounts recorded in other comprehensive income. Net impact to Total comprehensive income for each period is nil.

The remaining foreign exchange gains and losses per the table above are primarily related to the unrealized foreign exchange translation gains and losses of certain non-US dollar denominated working capital balances to US dollars as a result of the depreciation or appreciation of the US dollar.

IRGA / TSS membership liability revaluation charge – On December 23, 2014, in accordance with the terms of the purchase and sale agreement for the initial acquisition of TSS (as defined below) by CSI, and on the basis of the term sheets attached thereto, Constellation and the Joday Group, among others, entered into a Members Agreement (the “Members Agreement”) pursuant to which the Joday Group acquired 33.29% of the voting interests in Constellation Software Netherlands Holding Coöperatief U.A. (which was renamed to Topicus.com Coöperatief U.A.), a subsidiary of Constellation and the indirect owner of 100% of TSS at the time of the acquisition. Total proceeds from this transaction was €39 million ($49 million).

On January 5, 2021, the Members Agreement was terminated in conjunction with the acquisition of Topicus.com B.V., the reorganization of Topicus Coop and the execution of the IRGA. The IRGA was established to create certain contractual obligations of the parties in respect of the governance of Topicus and Topicus Coop. The Joday Group’s interest in Topicus Coop now comprises 39,331,284 Topicus Coop Ordinary Units (“Topicus Coop Units”) resulting in an interest of 30.29% in Topicus Coop as of March 31, 2023. The IRGA provides for transfer restrictions in respect of the Topicus Coop Units. See “Liability of CSI under the terms of the IRGA” below for further details.

The valuation of the IRGA liability (previously the TSS membership liability) increased by approximately 8% or $39 million from Q4 2022. The increase is primarily the result of the growth in TSS’ trailing twelve month maintenance revenue on a pro-forma basis (primarily due to acquisitions). Maintenance revenue and net tangible assets are the two main drivers in the calculation of the liability. The liability recorded on the balance sheet increased by 10% or $47 million over the three month period ended March 31, 2023 from $465 million to $512 million as a result of the revaluation charge of $39 million and a $8 million foreign exchange loss. The IRGA / TSS membership liability is denominated in Euros and the Euro appreciated 2% versus the US dollar during the three months ended March 31, 2023.

Finance and other expense (income) – Finance and other income for the quarter ended March 31, 2023 was $7 million compared to $2 million for the same period in 2022. Interest earned on cash balances was $1 million in Q1 2023 and $0.3 million in Q1 2022. The increase in fair value of equity securities held for trading for the three months ended March 31, 2023 was $4 million compared to a decrease of $1 million for the three months ended March 31, 2022.

Bargain purchase gain – Bargain purchase gains totalling $1 million were recorded in both the three months ended March 31, 2023 and 2022 relating to acquisitions made in the respective periods. The gains resulted from the fact that the fair value of the separately identifiable assets and liabilities acquired exceeded the total consideration paid, principally due to the acquisition of certain assets that will benefit the Company that had limited value to the sellers.

Impairment of intangible and other non-financial assets – An impairment expense of $2 million was recorded in the three month period ended March 31, 2023 compared to $1 million for the same period in 2022. The expenses relate to businesses that have been unable to achieve the goals established in their respective investment theses.

Redeemable preferred securities expense – The redeemable preferred securities expense for the three month period ended March 31, 2023 was $188 million, with no similar expense recorded for the same period in 2022. In conjunction with the acquisition of WideOrbit, Lumine issued 10,204,294 Lumine Special Shares (the “Preferred Securities”) to the sellers of WideOrbit for an initial subscription price of approximately $222 million. Holders of the Preferred Securities are entitled to convert some or all of their Preferred Securities into Lumine Subordinate Voting Shares on the basis of 3.4302106 Lumine Subordinate Voting Shares per Preferred Security, at any time.

The Preferred Securities will be recorded at fair value at the end of each reporting period. The change in fair value of the Preferred Securities is recorded as redeemable preferred securities expense (income) in the condensed consolidated interim statements of income. Based on the Preferred Securities conversion right, the value of the Preferred Securities is primarily dependent on the price movement of Lumine’s Subordinate Voting Shares. At March 31, 2023 the market price of Lumine’s Subordinate Voting Shares closed at C$14.71 or approximately $10.87. The value of the Preferred Securities was therefore approximately $380 million. The increase in value from the initial subscription price of $222 million was $159 million. The difference between $159 million and the fair value adjustment of $188 million primarily relates to the impact of share price volatility and optionality and the accrued dividend of $11 million.

Further descriptions of the significant terms and conditions of the Preferred Securities are described in Note 9 to the Company’s Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2023.

Finance costs – Finance costs for the quarter ended March 31, 2023 increased $17 million to $36 million, compared to $19 million for the same period in 2022 primarily a result of an increase in the average debt outstanding in Q1 2023 as compared to Q1 2022, and an increase in interest rates.

Income taxes – We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the quarter ended March 31, 2023, income tax expense was $40 million compared to $40 million for the same period in 2022. Current tax expense has historically approximated our cash tax rate however the quarterly expense can sometimes fall outside of the annual range due to out of period adjustments. Current tax expense reflects gross taxes before the application of R&D tax credits which are classified as part of “other, net” expenses in the statement of income (loss). The Company’s consolidated effective tax rate in respect of continuing operations for the three months ended March 31, 2023 was -95% (27% for the three months ended March 31, 2022). The current period effective tax rate is impacted by the redeemable preferred securities expense, which is not deductible for tax purposes.

Effective for 2022, research and experimentation (R&E) expenditures are no longer allowed to be deducted as incurred for tax purposes by US entities. The Tax Cuts and Jobs Act (TCJA) mandates that, for tax years beginning after December 31, 2021, R&E expenditures be deferred and amortized. US-based expenditures will be amortized over a 5 year period, and non-US-based expenditures over a 15 year period. The total estimated impact to current income tax expense is $105 million for the 2023 fiscal year. $25 million was accrued and expensed in the three month period ended March 31, 2023 ($33 million for the three month period ended March 31, 2022). An offsetting amount has been booked to deferred income tax expense so there is no impact on net tax expense or the effective tax rate.

Constellation is subject to tax audits in the countries in which the Company carries on business globally. These tax audits could result in additional tax expense in future periods relating to historical filings. Reviews by tax authorities generally focus on, but are not limited to, the validity of the Company’s inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, the Company’s income tax expense may be adversely affected and Constellation could also be subject to interest and penalty charges.

Net Income and Earnings per Share:

The net income attributable to common shareholders of CSI for the quarter ended March 31, 2023 was $94 million compared to $98 million for the same period in 2022. On a per share basis this translated into net income per basic and diluted share of $4.44 in the quarter ended March 31, 2023 compared to $4.63 for the same period in 2022. There was no change in the number of shares outstanding.

Net cash flows from operating activities (“CFO”):

For the quarter ended March 31, 2023, CFO increased $134 million to $632 million compared to $498 million for the same period in 2022 representing an increase of 27%.

Free cash flow available to shareholders (“FCFA2S”):

For the quarter ended March 31, 2023, FCFA2S increased $129 million to $453 million compared to $324 million for the same period in 2022 representing an increase of 40%.

The following table reconciles FCFA2S to net cash flows from operating activities:

	Three months ended March 31,
	2023	2022

	($ in millions)
Net cash flows from operating activities	632	498
Adjusted for:
Interest paid on lease obligations	(3)	(2)
Interest paid on other facilities	(26)	(10)
Credit facility transaction costs	(2)	(1)
Payments of lease obligations	(25)	(22)
IRGA / TSS membership liability revaluation charge	(39)	(27)
Property and equipment purchased	(10)	(8)
Interest and dividends received	1	0

	529	429
Less amount attributable to Non-controlling interests	(76)	(105)
Free cash flow available to shareholders	453	324

Due to rounding, certain totals may not foot.

Quarterly Results

	Quarter Ended
	Mar. 31 2021	Jun. 30 2021	Sep. 30 2021	Dec. 31 2021	Mar. 31 2022	Jun. 30 2022	Sep. 30 2022	Dec. 31 2022	Mar. 31 2023
Revenue	1,176	1,249	1,299	1,383	1,431	1,618	1,725	1,847	1,919
Net income (loss) *	(9)	88	107	124	98	126	136	152	94
CFO	495	171	292	341	498	78	321	400	632
FCFA2S	269	145	226	244	324	12	229	290	453
Net income per share * Basic & diluted	-0.41	4.16	5.04	5.86	4.63	5.94	6.42	7.19	4.44
CFO per share Basic & diluted	23.38	8.07	13.78	16.09	23.51	3.66	15.17	18.89	29.85
FCFA2S per share Basic & diluted	12.67	6.84	10.68	11.50	15.27	0.56	10.82	13.68	21.37

*	Attributable to common shareholders of CSI

We experience seasonality in our operating results in that CFO and FCFA2S in the first quarter of every year is typically the highest and CFO and FCFA2S in the second quarter of every year is the lowest. The key driver impacting this seasonality is the timing of annual maintenance contract renewals. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Company in any given quarter. We may experience variations in our net income on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions, acquired contract liabilities, foreign exchange gains and losses, bargain purchase gains, and gains or losses on the sale of financial and other assets.

Spin-Outs

Topicus.com Inc.

Constellation (TSX:CSU) and Topicus (TSXV:TOI) announced on January 5, 2021 that Constellation, acting through its Total Specific Solutions (“TSS”) operating group and its subsidiary TPCS Holding B.V., completed the purchase of 100% of the shares of Topicus.com B.V., a Netherlands-based diversified vertical market software provider, from IJssel B.V. and that in connection with the closing of the acquisition, TSS has been spun out of Constellation and now operates, together with Topicus.com B.V., as a separate public company, Topicus.com Inc. (collectively, the “Spin-Out Transactions”).

In connection with the completion of the Spin-Out Transactions, on January 4, 2021, all of Constellation’s common shareholders of record on December 28, 2020 received, by way of a dividend-in-kind, 1.859817814 subordinate voting shares of Topicus.com (the “Spin-Out Shares”) for each common share of Constellation held.

Constellation’s equity interest in TSS prior to the Spin-Out Transactions was 66.7%. Constellation’s equity interest in Topicus after completion of the Spin-Out Transactions on a fully diluted basis was approximately 30.4%. In addition, Constellation as the holder of the Topicus Super Voting Share is entitled to that number of votes that equals 50.1% of the aggregate number of votes attached to all of the outstanding voting shares at such time. As a result of the Topicus Super Voting Share Constellation consolidated the financial results of Topicus with its financial results.

Lumine Group Inc.

On February 22 and 23, 2023 (as part of a series of transactions relating to the acquisition of WideOrbit Inc. (“WideOrbit”)), the Company’s subsidiary, Lumine Group Inc. (“Lumine”), completed a corporate reorganization. See “Corporate Reorganization” on page 2.

The Company holds 1 super voting share of Lumine (the “Lumine Super Voting Share”). The Lumine Super Voting Share entitles CSI to that number of votes that equals 50.1% of the aggregate number of votes attached to all the outstanding Lumine Super Voting Shares, Lumine Subordinate Voting Shares and special shares of Lumine (the “Lumine Special Shares”). As a result, the Company controls Lumine and has consolidated Lumine’s financial position and results of operations. The Company reflects a non-controlling interest held by other parties in Lumine of 100% as of March 31, 2023 (December 31, 2022 – 0%).

The tables below provide certain supplemental balance sheet, statement of income, and net operating cash flow information of Topicus and Lumine for the three months ended March 31, 2023. Neither Topicus or Lumine are considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of Topicus and Lumine considering Constellation’s equity ownership.

Selected Balance Sheet Information

As at March 31, 2023

(Unaudited)	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated
Cash	644	215	151	1,010
Bank debt and debentures	1,174	184	192	1,550

Statement of Income

(Excluding intercompany activity)

	For the three months ended March 31, 2023
(Unaudited)	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated
Revenue	1,542	282	95	1,919
Expenses	1,214	215	73	1,502
Amortization of intangible assets	148	30	15	193
Foreign exchange (gain) loss	9	1	0	10
IRGA / Membership liability revaluation charge	39	—	—	39
Finance and other income	(7)	(0)	(0)	(7)
Bargain purchase gain	(1)	—	—	(1)
Impairment of intangible and other non-financial assets	2	(0)	—	2
Redeemable preferred securities expense (income)	—	—	188	188
Finance costs	30	5	2	36

Income (loss) before income taxes	109	32	(183)	(43)
Income tax expense (recovery)
Current income tax expense (recovery)	82	13	8	103
Deferred income tax expense (recovery)	(53)	(4)	(6)	(62)

Income tax expense (recovery)	30	9	2	40
Net income (loss)	79	23	(185)	(83)
Net cash flows from operating activities	431	187	15	632

Foreign Exchange Adjusted Organic Revenue Growth

(Excluding intercompany activity)

	For the three months ended March 31, 2023
	Constellation Software Inc. (excluding Topicus & Lumine)	Topicus	Lumine	Consolidated
Licenses	-7%	-12%	0%	-7%
Professional services	-4%	7%	-5%	3%
Hardware and other	2%	-29%	33%	2%
Maintenance and other recurring	6%	10%	1%	6%
Revenue	3%	8%	1%	5%

Acquisition of business segment from Allscripts Healthcare Solutions

On May 2, 2022, Constellation, through its wholly-owned subsidiary, N. Harris Computer Corporation, completed the purchase from Allscripts Healthcare Solutions (“Allscripts”) of Allscripts’ Hospitals and Large Physician Practices business segment. This business segment now operates under the name Altera.

The tables below provide certain supplemental balance sheet, statement of income, and net operating cash flow information of Altera for the three months ended March 31, 2023. Altera is not considered a reportable operating segment of Constellation, however, management has chosen to provide certain supplemental financial information to provide greater clarity into the operating performance and cash flow from operations of Altera considering the size of the business and its impact on the results of Constellation.

Selected Balance Sheet Information

As at March 31, 2023

(Unaudited)	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Cash	867	143	1,010
Bank debt and debentures	1,248	302	1,550

Statement of Income

(Excluding intercompany activity)

	For the three months ended March 31, 2023
(Unaudited)	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Revenue	1,716	203	1,919
Expenses	1,324	178	1,502
Amortization of intangible assets	175	18	193
Foreign exchange (gain) loss	11	(1)	10
IRGA / Membership liability revaluation charge	39	—	39
Finance and other income	(7)	(0)	(7)
Bargain purchase gain	(1)	—	(1)
Impairment of intangible and other non-financial assets	2	—	2
Redeemable preferred securities expense (income)	188	—	188
Finance costs	32	5	36

Income (loss) before income taxes	(46)	4	(43)
Income tax expense (recovery)
Current income tax expense (recovery)	97	6	103
Deferred income tax expense (recovery)	(57)	(5)	(62)

Income tax expense (recovery)	39	1	40
Net income (loss)	(85)	3	(83)
Net cash flows from operating activities	592	40	632
Free cash flow available to shareholders	420	33	453

Foreign Exchange Adjusted Organic Revenue Growth

(Excluding intercompany activity)

	For the three months ended March 31, 2023
	Constellation Software Inc. (excluding Altera)	Altera	Consolidated
Licenses	0%	-66%	-7%
Professional services	6%	-11%	3%
Hardware and other	4%	-83%	2%
Maintenance and other recurring	7%	-3%	6%
Revenue	7%	-9%	5%

Liquidity

	March 31,	December 31,
	2023	2022	Variance
Cash	1,010	811	199

Debt with recourse to Constellation Software Inc.	1,071	1,072	(2)
Debt without recourse to Constellation Software Inc.	992	902	90

Debt	2,062	1,974	88

Cash less Debt	(1,052)	(1,163)	111

Cash flows from operations exceeded the net capital deployed on acquisitions plus dividends during the three months ended March 31, 2023. Cash increased by $199 million to $1,010 million at March 31, 2023 compared to $811 million at December 31, 2022 and debt increased by $88 million to $2,062 million at March 31, 2023 compared to $1,974 million at December 31, 2022.

Total assets increased $980 million, from $7,883 million at December 31, 2022 to $8,864 million at March 31, 2023. The increase is primarily due to the $199 million increase in cash, the $133 million increase in accounts receivable, and the $681 million increase in intangible assets. At March 31, 2023 Topicus, Lumine and other subsidiaries with non-recourse debt facilities hold approximately $595 million of cash. As explained in the “Capital Resources and Commitments” section below, there are limitations on the ability of these subsidiaries to distribute funds to Constellation.

Current liabilities increased $804 million, from $3,781 million at December 31, 2022 to $4,584 million at March 31, 2023. The increase is primarily due to an increase in deferred revenue of $510 million mainly due to acquisitions made since December 31, 2022 and the timing of maintenance and other billings versus performance and delivery under those customer arrangements, and an increase in redeemable preferred securities of $409 million, offset by a decrease in non-recourse debt of $117 million.

Net Changes in Cash Flows

( $ in millions)

	Three months ended March 31, 2023	Three months ended March 31, 2022
Net cash provided by operating activities	632	498
Net cash from (used in) financing activities	(43)	47
Cash used in the acquisition of businesses	(524)	(247)
Cash obtained with acquired businesses	45	38
Net cash from (used in) other investing activities	81	(100)

Net cash from (used in) investing activities	(398)	(309)
Effect of foreign currency	7	(2)

Net increase (decrease) in cash and cash equivalents	199	233

The net cash flows from operating activities were $632 million for the quarter ended March 31, 2023. The $632 million provided by operating activities resulted from a net loss of $82 million plus $539 million of non-cash adjustments to net income and $267 million of cash from non-cash operating working capital, offset by $91 million in taxes paid.

The net cash flows used in financing activities for the quarter ended March 31, 2023 were $43 million, which is mainly a result of dividends paid to common shareholders of $21 million, lease obligation payments of $25 million, and interest payments of $29 million offset by $32 million from the net increase in debt facilities.

The net cash flows used in investing activities for the quarter ended March 31, 2023 were $398 million. The cash used in investing activities was primarily due to acquisitions for an aggregate of $524 million (including payments for holdbacks relating to prior acquisitions), offset by $119 million from the sale of other investments, and $45 million of acquired cash.

We believe we have sufficient cash and available credit capacity to continue to operate for the foreseeable future. Generally our VMS businesses operate with negative working capital as a result of the collection of maintenance payments and other revenues in advance of the performance of the related services. As such, management anticipates that it can continue to grow the business organically without any additional funding. If we continue to acquire VMS businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.

Capital Resources and Commitments

CSI Facility

On November 5, 2021, Constellation completed an amendment and restatement of its revolving credit facility agreement (the “CSI Facility”), with a syndicate of Canadian chartered banks and U.S. banks in the amount of $700 million, extending its maturity date to November 2026. On March 3, 2022, Constellation completed a further amendment to the CSI Facility that increased the revolving credit facility limit to $840 million. The CSI Facility bears a variable interest rate with no fixed repayments required over the term to maturity. Interest rates are calculated at standard U.S. and Canadian reference rates plus interest rate spreads based on a leverage table. The CSI Facility is currently collateralized by the majority of the Company’s assets including the assets of certain material subsidiaries. The CSI Facility contains standard events of default which if not remedied within a cure period would trigger the repayment of any outstanding balance. As at March 31, 2023, $271 million had been drawn from this credit facility, and letters of credit totaling $14 million were issued, which limits the borrowing capacity on a dollar-for-dollar basis.

Guarantees

One of CSI’s subsidiaries has entered into a $82 million (£65 million) term debt facility with a financial institution for which CSI has guaranteed the debt. The facility bears a fixed rate of interest. The term loan contains events of default that, if not remedied, allow the loan note holder to require repayment of the loan principal and interest. The loan is due in 2028.

Debt without recourse to CSI

Certain of CSI’s subsidiaries have entered into term debt facilities and revolving credit facilities with various financial institutions. Except as noted above, CSI does not guarantee the debt of its subsidiaries, nor are there any cross-guarantees between subsidiaries. The credit facilities are collateralized by substantially all of the assets of the borrowing entity and its subsidiaries. The credit facilities typically bear interest at a rate calculated using an interest rate index plus a margin. The financing arrangements for each subsidiary typically contain certain restrictive covenants, which may include limitations or prohibitions on additional indebtedness, payment of cash dividends, redemption of capital, capital spending, making of acquisitions and sales of assets. In addition, certain financial covenants must be met by those subsidiaries that have outstanding debt.

Debt without recourse to CSI comprises the following ($ in millions):

	Topicus Revolving Credit Facility	Debt Facilities	Total
Principal outstanding at March 31, 2023 (and equal to fair value)	$131	$873	1,003
Deduct: Carrying value of transaction costs included in debt balance	(3)	(9)	(12)

Carrying value at March 31, 2023	127	864	992

Current portion	127	71	199
Non-current portion	—	793	793

Debentures

On October 1, 2014 and November 19, 2014, the Company issued unsecured subordinated debentures (the “Debentures”) with a total principal value of C$96 million for total proceeds of C$91 million. The proceeds were used by the Company to pay down $81 million of outstanding bank indebtedness.

On September 30, 2015, the Company issued an additional tranche of Debentures with a total principal value of C$186 million for total proceeds of C$214 million. The proceeds were used by the Company to pay down $130 million of outstanding bank indebtedness. The September 30, 2015 issuance formed a single series with the outstanding C$96 million aggregate principal amount of Debentures, Series 1 of the Company. The Debentures have a maturity date of March 31, 2040.

The total principal value of debentures outstanding at March 31, 2023 was $209 million (C$282 million).

Liability of CSI under the terms of the IRGA / TSS Membership Agreement

On December 23, 2014, in accordance with the terms of the purchase and sale agreement for the initial acquisition of TSS by CSI, and on the basis of the term sheets attached thereto, Constellation and the Joday Group, among others, entered into a Members Agreement (the “Members Agreement”) pursuant to which the Joday Group acquired 33.29% of the voting interests in Constellation Software Netherlands Holding Coöperatief U.A. (which was renamed to Topicus.com Coöperatief U.A.), a subsidiary of Constellation and the indirect owner of 100% of TSS at the time of the acquisition. Total proceeds from this transaction was €39 million ($49 million).

On January 5, 2021, the Members Agreement was terminated in conjunction with the acquisition of Topicus.com B.V., the reorganization of Topicus Coop and the execution of the IRGA. The IRGA was established to create certain contractual obligations of the parties in respect of the governance of Topicus and Topicus Coop. The Joday Group’s interest in Topicus Coop now comprises 39,331,284 Topicus Coop Ordinary Units resulting in an interest of 30.29% in Topicus Coop as of December 31, 2022. The IRGA provides for transfer restrictions in respect of the Topicus Coop Units.

Any time after January 5, 2021, any member of the Joday Group has the right, at his or its option, to sell any number of its Topicus Coop Units to CSI at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such option by a member of the Joday Group, CSI will be obligated to purchase 33.33% of such Topicus Coop Units within 30 days, and an additional 33.33% on each of the first and the second anniversary of such initial purchase. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI.

In the event of a change of control of CSI, any member of the Joday Group has the right, at his or its option, to sell all of its Topicus Coop Units to CSI at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such option by a member of the Joday Group, CSI will be obligated to purchase all such Topicus Coop Units. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI.

If CSI reduces its economic interest in Topicus by a sale or transfer of its economic interest (and not due to any additional issuance of any shares or equity by Topicus) by more than one-third (calculated on a fully converted basis in accordance with the IRGA), any member of the Joday Group has the right, at his or its option, to sell to CSI one-third of its Topicus Coop Units at a cash price per Topicus Coop Unit determined in accordance with the IRGA. Upon the exercise of such put option by a member of the Joday Group, CSI will be obligated to purchase all such put Topicus Coop Units. Notwithstanding the foregoing, CSI can offer Topicus the right to purchase such Topicus Coop Units in lieu of CSI. Any member of the Joday Group has a similar right to sell one-half or all of its remaining Topicus Coop Units, respectively, at its option, if CSI further reduces its remaining fully-diluted economic interest in Topicus by a sale or transfer of its economic interest by one-half and again if CSI sells its entire remaining economic interest in Topicus.

All of the Topicus Coop Ordinary Units and Topicus Coop Preference Units held by the Joday Group and Ijssel B.V. (collectively, the “Topicus Coop Exchangeable Units”) are exchangeable, directly or indirectly, for Topicus Subordinate Voting Shares. All of the above rights of members of the Joday Group apply to any Topicus Subordinate Voting Shares issued on an exchange of Topicus Coop Exchangeable Units.

At any time after December 31, 2023, CSI has the right, at its option, to buy all of the Topicus Coop Units and shares of Topicus held by certain members of the Joday Group (excluding Joday) at a cash price per Topicus Coop Unit (or share of Topicus, as applicable) determined in accordance with the IRGA. After December 31, 2043, CSI has the same right to buy all of the Topicus Coop Units and shares of Topicus held by the remaining members of the Joday Group, including Joday.

In addition, if certain individuals affiliated with Joday are terminated from their employment with Topicus Coop or an affiliate thereof for urgent cause (as defined in the Dutch Civil Code), CSI has the right, at its option, to buy all of Topicus Coop Units held by such individuals at a cash price per Topicus Coop Unit determined in accordance with the IRGA.

The Company classified the above obligations of CSI under the terms of the IRGA as a liability consistent with the classification of similar obligations under the Members Agreement. The main valuation driver in the calculation of the liability is the maintenance and other recurring revenue of Topicus. Maintenance and recurring revenue of Topicus for the trailing twelve months on a pro-forma basis determined at the end of the current reporting period was used as the basis for valuing the interests at each purchase date. Any increase or decrease in the value of such liability is recorded as an expense or income in the consolidated statement of income for the period. In conjunction with the termination of the Members Agreement and the execution of the IRGA, the Company recognized an expense of $19 million as the formula associated with the calculation of the obligation has changed from the use of actual trailing twelve months maintenance and other recurring revenue of Topicus to a calculation which includes the revenue increase from acquired companies on a pro-forma basis.

During the periods ended March 31, 2023 and March 31, 2022, no options were exercised. During the three months ended March 31, 2022, a distribution in the amount of $23 million was paid to the Joday Group relating to their Topicus Preferred Securities.

The liability recorded on the balance sheet at March 31, 2023 was $512 million.

Redeemable Preferred Securities

In conjunction with the acquisition of WideOrbit, Lumine issued 10,204,294 Lumine Special Shares (the “Preferred Securities”) to the sellers of WideOrbit for an initial subscription price of approximately $222 which was included in the purchase consideration. Under certain conditions, the Preferred Securities are retractable at the option of the holder for a retraction price of $21.74 per Preferred Security plus one Lumine Subordinate Voting share for each Preferred Security held and has been classified as a liability on the balance sheet of the Company. The Preferred Securities are also convertible into Lumine Subordinate Voting shares at a conversion ratio of 1:3.43 at any time. The holders of the Preferred Securities are also entitled to a fixed annual cumulative dividend of 5% per annum.

Further descriptions of the significant terms and conditions of the Preferred Securities are described in note 9 to the Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2023.

Other commitments

Commitments include operating leases for office equipment and facilities, letters of credit and performance bonds issued on our behalf by financial institutions in connection with facility leases and contracts with public sector customers. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired business. The fair value of contingent consideration recorded in our statement of financial position was $169 million at March 31, 2023. Aside from the aforementioned, we do not have any other business arrangements, derivative financial instruments, or any equity interests in non-consolidated entities that would have a significant effect on our assets and liabilities as at March 31, 2023.

The IRGA liability commitment assumes that the Joday Group has exercised their put option to sell 100% of their interests back to Constellation. This option however has not been exercised as at May 15, 2023. See note 7 to the Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2023 for a discussion on the valuation methodology utilized.

Foreign Currency Exposure

We operate internationally and have foreign currency risks related to our revenue, operating expenses, assets and liabilities denominated in currencies other than the U.S. dollar. Consequently, we believe movements in the foreign currencies in which we transact will impact future revenue and net income. The impact to organic revenue growth for the three months ended March 31, 2023 was approximately negative 3%. We cannot predict the effect of foreign exchange gains or losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, revenues, results of operations, and financial condition. The Company enters into forward foreign exchange contracts from time to time with the objective of mitigating volatility in profit or loss in respect of financial liabilities. In entering into these forward exchange contracts, the Company is exposed to the credit risk of the counterparties to such contracts and the possibility that the counterparties will default on their payment obligations under these contracts. However, given that the counterparties are Schedule 1 banks or affiliates thereof, the Company believes these risks are not material. During the three months ended March 31, 2023, the Company did not purchase any contracts of this nature.

The following table provides an approximate breakdown of our revenue and expenses by currency, expressed as a percentage of total revenue and expenses, as applicable, for the three months ended March 31, 2023:

	Three Months Ended March 31, 2023
Currencies	% of Revenue	% of Expenses
USD	53%	49%
EUR	19%	18%
GBP	8%	8%
CAD	6%	8%
AUD	4%	4%
BRL	2%	2%
CHF	1%	2%
SEK	1%	1%
Others	8%	9%

Total	100%	100%

Due to rounding, certain totals may not foot.

Off-Balance Sheet Arrangements

As a general practice, we have not entered into off-balance sheet financing arrangements. Except for insignificant and short-term operating leases and letters of credit, all of our liabilities and commitments are reflected as part of our statement of financial position.

Proposed Transactions

We seek potential acquisition targets on an ongoing basis and may complete several acquisitions in any given fiscal year.

Share Capital

As at May 15, 2023, there were 21,191,530 common shares outstanding.

Risks and Uncertainties

The Company’s business is subject to a number of risk factors which are described in our most recently filed AIF. Additional risks and uncertainties not presently known to us or that we currently consider immaterial also may impair our business and operations and cause the price of the common shares to decline. If any of the noted risks actually occur, our business may be harmed and the financial condition and results of operations may suffer significantly. In that event, the trading price of the common shares could decline, and shareholders may lose all or part of their investment.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Management is responsible for establishing and maintaining disclosure controls and procedures as defined under National Instrument 52-109. At March 31, 2023, the President and Chief Financial Officer, based on the investigation and advice of those under their supervision, have concluded that the design and operation of these disclosure controls and procedures were effective and that material information relating to the Company, including its subsidiaries, was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

Internal controls over financial reporting:

The President and Chief Financial Officer have designed or caused to be designed by those under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its President and Chief Financial Officer in a timely manner.

In addition, the President and Chief Financial Officer have designed or caused it to be designed under their supervision internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. The President and Chief Financial Officer have been advised that the control framework the President and the Chief Financial Officer used to design the Company’s ICFR is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and the Chief Financial Officer have evaluated, or caused to be evaluated by those under their supervision, whether or not there were changes to its ICFR during the period ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect the Company’s ICFR. No such changes were identified through their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures and our internal controls over financial reporting are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

Limitation on scope of design

Management has limited the scope of the design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of Altera. (See “Acquisition of business segment from Allscripts Healthcare Solutions” above.) The scope limitation is in accordance with Section 3.3 of National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates. The table below shows additional summary financial information for Altera which is included in the Unaudited Condensed Consolidated Interim Financial Statements for the three month period ended March 31, 2023.

As at March 31, 2023

($ in millions)

Altera
Current Assets	350
Non-current assets	747
Current liabilities	330
Non-current liabilities	366